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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 FORM 12b-25


                       COMMISSION FILE NUMBER 0-23590
                           CUSIP NUMBER  868042102
                      SUPER VISION INTERNATIONAL, INC.



                          NOTIFICATION OF LATE FILING

                                  (Check One):


[X]      Form 10-K and Form 10-KSB         [ ] Form 11-K         [ ] Form 20-F
[ ]      Form 10-Q and Form 10-QSB         [ ] Form 11-K         [ ] Form 20-F

For Period Ended:  December 31, 1997

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

________________________________________________________________________________


Full Name of Registrant:  Super Vision International, Inc.
                          _____________________________________________________


Former Name if Applicable:_____________________________________________________


Address of Principal Executive Office (Street Number):  8210 Presidents Drive
                                                     __________________________

City, State and Zip Code:  Orlando, Florida 32809
                         ______________________________________________________

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________________________________________________________________________________

PART II - RULE 12b-25(b) AND (c)
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]    (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)     The subject annual report semi-annual report, transition
                 report on Form 10-K, 10-KSB, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[    ]   (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

________________________________________________________________________________

PART III- NARRATIVE
________________________________________________________________________________

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR or transition report or portion thereof could not be filed within the prescribed time period.

The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection of certain information required to be included in the Form 10-KSB. The Form 10-KSB will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.





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________________________________________________________________________________

PART IV- OTHER INFORMATION
________________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification:

             John Stanney              (407)                  857-9900
         ______________________________________________________________________
               (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s):

                                            [ X ]   Yes              [    ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [ X ]   Yes              [    ]   No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Super Vision International, Inc.'s Net Income for the fiscal year ended December 31, 1997 is anticipated to be approximately $95,056 versus a net income of $710,585 for the fiscal year ended December 31, 1996.

                              Super Vision International, Inc.
         ___________________________________________________________________
                          Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



 Date:  March 30, 1998                            By: /s/  John Stanney
                                                  ______________________________
                                                  Name:  John Stanney
                                                  Title: Chief Financial Officer




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